Exhibit 12.1

	Ratio of Earnings to Fixed Charges Year Ended December 31,
	2013	2012	2011	2010	2009

Earnings:
Income before income taxes	$90,446	$68,491	$41,296	$31,947	$49,437
Interest expense, net	94,443	95,868	97,681	91,824	89,829
Amortization of capitalized interest	1,202	1,285	1,873	1,828	255
Amortization of debt issuance costs	3,146	3,308	3,903	3,392	1,961
Interest component of rent expense(1)	3,293	3,114	3,111	2,831	3,041

Earnings available for fixed charges	$192,530	$172,066	$147,864	$131,822	$144,523

Fixed Charges:
Interest expense, net	$94,443	$95,868	$97,681	$91,824	$89,829
Capitalized interest	1,331	1,197	1,202	1,632	1,564
Amortization of debt issuance cost	3,146	3,308	3,903	3,392	1,961
Interest component of rent expense(1)	3,293	3,114	3,111	2,831	3,041

Total fixed charges	$102,213	$103,487	$105,897	$99,679	$96,395

Ratio of earnings to fixed charges	1.88	1.66	1.40	1.32	1.50

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.